Exhibit 16.1

March 7, 2025

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Xometry, Inc. and, under the date of February 25, 2025, we reported on the consolidated financial statements of Xometry, Inc. as of and for the years ended December 31, 2024 and 2023 and the effectiveness of internal control over financial reporting as of December 31, 2024. On March 4, 2025, we were dismissed.

We have read Xometry Inc.’s statements included under Item 4.01 of its Form 8-K dated March 7, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP